3/6/02 **

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SEC MAIL PROCESSING RECEIVED FEB 2 8 2002 352 SECTION

02018425

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45067

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AIG International Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Greenwich Plaza
(No. and Street)

Greenwich, Connecticut 06830
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Hawriluk (203)861-3060
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1301 Avenue of the Americas, New York, New York 10019-6013
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 5 2002
THOMSON FINANCIAL
P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian P. Morrissey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AIG International Securities Inc., as of December 31, ~~19~~XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

-NONE-

Signature

Vice-President

Title

Notary Public

ELIZABETH M. ZUMAR
NOTARY PUBLIC
MY COMMISSION EXPIRES MAR. 31, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AIG International Securities Inc.

Statement of Financial Condition
As of December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors and Stockholder of
AIG International Securities Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AIG International Securities Inc. (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 4, 2002

AIG International Securities Inc.
Statement of Financial Condition
As of December 31, 2001

Assets	
Cash and cash equivalents	$ 1,089,430
Securities owned, at estimated fair value	21,000
Receivable from affiliate	27,456
Other assets	293
Total assets	$ 1,138,179
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses	$ 18,000
Accrued state taxes payable	12,711
Payable to affiliate	86,483
	117,194
Stockholder's equity	
Common stock, $.01 par value; 3,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	599,999
Retained earnings	420,985
	1,020,985
Total liabilities and stockholder's equity	$ 1,138,179

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of Business

The Company is a wholly owned subsidiary of AIG Trading Services Inc., (the "Parent"), which is a wholly owned subsidiary of AIG Trading Group Inc. ("AIGTG"), itself a wholly owned subsidiary of American International Group, Inc. ("AIG"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

The Company's primary activity is to act as agent pursuant to SEC Rule 15a-6 for certain of its affiliates, particularly in connection with transactions in sovereign and corporate debt securities and loan participations of emerging markets and major industrial countries. The Company also acts as agent in certain private placement security offerings.

2. Significant Accounting Policies

Cash and cash equivalents
At December 31, 2001 the Company's cash is held by two New York money center banks.

Securities owned, at estimated fair value
Securities owned, at estimated fair value consists of unlisted equity warrants, which also cannot be offered or sold based on restrictions currently applicable to the warrants.

Income taxes
The operating results of the Company are included in AIG's consolidated U.S. Federal income tax return. Income taxes are computed on a separate company basis. The Company files separate state tax returns where appropriate. Income taxes are provided for under the asset and liability method which requires establishment of deferred tax assets and liabilities for temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities.

Fair value of financial instruments
The carrying amount of the Company's financial instruments approximates their fair market values due to the short-term nature of receivables and payables.

Use of estimates
The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement.

3. Receivable from and Payable to Affiliate

Receivable from affiliate represents commissions due from an affiliated entity for the agency services described in Note 1. Payable to affiliate primarily consists of amounts due AIGTG for administrative and operational support services.

4. Commitments and Contingencies

The Company operates subject to cancelable agency agreements with affiliated entities and a cancelable service agreement with AIGTG.

5. **Regulatory Requirements**

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission which specifies minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The Company had adjusted net capital of $972,236 at December 31, 2001 which exceeded its requirement by $722,236.